Exhibit 99.1

TD Bank Group and Aimia confirm agreement

•	Enhances TD’s position as a leading North American credit card provider
•	Offers more travel rewards choices for customers
•	Will add significant growth to the premium travel segment of TD’s credit card portfolio
•	Discussions are underway regarding current portfolio of Aeroplan credit card accounts

TORONTO, August 12, 2013 - TD Bank Group (TD) (TSX and NYSE: TD) and Aimia Inc. (Aimia) (TSX: AIM) today announced that TD will become the primary credit card issuer for Aeroplan, a loyalty program owned by Aimia, starting on January 1, 2014.

New choices for customers

“We are thrilled to have this opportunity to work with Aeroplan to offer even more choice to our customers, and to grow the premium travel segment of our credit card portfolio,” said Michael Rhodes, Executive Vice President, North American Credit Cards and Merchant Services, TD Bank Group. “The co-branded Aeroplan credit cards will complement TD’s already strong line-up of cards, and allow our customers to select from an even wider range of options for earning great travel rewards.”

Beginning in January 2014, TD will offer a full suite of co-branded Aeroplan Visa credit cards, giving customers several ways to earn miles for flights and enjoy other features and benefits of the Aeroplan program, including benefits within Aeroplan’s new Distinction recognition program that launches in January. Customers will be able to choose from enhanced premium, premium and mid-market co-branded Aeroplan credit cards, each providing different benefits and earn rates. It is expected that the new co-branded credit card line-up will also include a credit card for U.S. residents and a credit card for Canadian small business owners.

“The new suite of co-branded credit cards will bring together Aeroplan’s premier loyalty program with TD’s award-winning customer service and convenience to build on our position as a leading North American credit card provider,” added Rhodes. “We look forward to providing more information about these cards in early 2014.”

Ongoing Discussions

There are ongoing active discussions among TD, Aimia and CIBC about a broad framework that would see CIBC retain cards held by their franchise banking customers which are about half the portfolio and TD acquire the remainder. The parties will work vigorously to try to reach agreement, complete due diligence and finalize definitive documentation by August 26, 2013. There can be no assurances that an agreement will be reached.

TD previously advised that the Aeroplan arrangement would not have a material impact on 2014 earnings and would make a solid contribution to 2015 earnings. TD does not expect a significant change in that outlook as a result of the proposed deal but will provide additional disclosure if an arrangement is reached.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$826 billion in assets on April 30, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Caution Regarding Forward-Looking Statements

From time to time, TD makes written and/or oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding TD's objectives and priorities for 2013 and beyond and strategies to achieve them, and TD's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties - many of which are beyond TD's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management's Discussion and Analysis ("MD&A") in TD's 2012 Annual Report and in the Second Quarter 2013 Report to Shareholders.

With regard to TD's agreement with Aimia pursuant to which TD will become Aeroplan’s primary credit card issuer, and the proposed agreement with CIBC with respect to the purchase of part of the existing card portfolio, there can be no assurance that TD will realize the anticipated benefits or results due to a variety of factors, including: CIBC and TD may not achieve a definitive agreement with respect to the purchase of the existing card portfolio; the terms of a definitive purchase agreement between TD and CIBC may be different than what is currently contemplated and described; higher than anticipated costs to launch the cards; higher than expected payment under mile purchase commitment; lower than anticipated (i) interchange rates, account origination, card usage or card spend, (ii) appeal or market acceptance of Aeroplan’s program, and/or (iii) yields (finance charges/fees); industry competition; differences in the credit performance and risk characteristics of the Aeroplan program relative to TD’s expectations; and changes in network rules, regulatory or legal environment (including any litigation).

We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD's results. For additional information, please see the "Risk Factors and Management" section of the 2012 MD&A. TD's material general economic assumptions are set out in TD's 2012 Annual Report under the heading "Economic Summary and Outlook" and for each of the business segments under the heading "Business Outlook and Focus for 2013" and in TD's Second Quarter 2013 Report to Shareholders under the headings "Business Outlook."

All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and we caution readers not to place undue reliance on TD's forward-looking statements.

Any forward-looking statements contained in this press release represent the views of management only as of the date hereof and are presented for the purpose of assisting TD's shareholders and analysts in understanding TD's objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For further information:

Investors:

Rudy Sankovic
Senior Vice President, Investor Relations
416-308-9030

Media:

Ali Duncan Martin
Manager, Media Relations
416-983-4412